JONATHON P, REUBEN CPA, AN ACCOUNTANCY CORPORATION
23440 HAWTHORNE BLVD., SUITE 270
TORRANCE, CA 90505

July 29, 2004

Securities and Exchange Commission
Washington, D.C. 20549

To whom it may concern:

We have read item 4 of Form 8-K of Medical International Technology, Inc. dated July 28, 2004 and agree with the statements relating solely to Jonathon P, Reuben CPA, as contained therein.

/s/ Jonathon P. Reuben CPA

Jonathon P. Reuben CPA
An Accountancy Corporation
Torrance, CA 90505